UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2020

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras on sale of Petrobras Biocombustível stake in Bambuí

—

Rio de Janeiro, July 10, 2020 – Petróleo Brasileiro S.A. – Petrobras, following up on the release disclosed on 07/03/2020, informs that its wholly-owned subsidiary Petrobras Biocombustível S.A. (PBIO) signed today an agreement for the sale of its 8.40% stake in the company Bambuí Bioenergia S.A. (Bambuí) to Turdus Participações S.A., which holds the other 91.60% stake in the company.

The transaction was concluded with the payment of the symbolic amount of R$ 1.00 to PBIO, due to Bambuí's negative equity. The operation closing was simultaneous to the signing of the agreement for purchase and sale of shares, which allowed the immediate withdrawal of Bambuí's capital.

This transaction followed the guidelines established in PBIO's Divestment Methodology and is aligned with Petrobras' portfolio optimization strategy and improved capital allocation, aiming at maximizing value for its shareholders.

About Bambuí

Bambuí is located in the city of Bambuí, in the state of Minas Gerais (MG), and operates in the production of hydrous ethanol (ethyl alcohol) and electric power cogeneration.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

 e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

 Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

 Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 10, 2020

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer